As filed with the U.S. Securities and Exchange Commission on April 23, 2026

Registration No. 333-292802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 1	[X]
(Check appropriate box or boxes)

Sterling Capital Funds

(Exact Name of Registrant as Specified in Charter)

434 Fayetteville St. Suite 500 Raleigh, NC 27601

(Address of Principal Executive Offices, Zip Code)

(800) 228-1872

(Registrant’s Telephone Number, including Area Code)

James T. Gillespie

Sterling Capital Funds

434 Fayetteville St., Suite 500

Raleigh, NC 27601

(Name and Address of Agent for Service)

Copies to:

Thomas R. Hiller

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02119

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

The Combined Proxy Statement/Prospectus and Statement of Additional Information as filed by the Registrant pursuant to Rule 497 under the Securities Act with the Commission on February 17, 2026 (File No.: 333-292802) constitute Part A and Part B of this Post-Effective Amendment No. 1, respectively, and are incorporated herein by reference. This Post-Effective Amendment No. 1 is being filed for the sole purpose of adding to Part C of the Registration Statement filed by the Registrant on Form N-14 (File No.: 333-292802) on January 16, 2026, Exhibits 12(a) and 12(b) to the Registration Statement.

STERLING CAPITAL FUNDS

PART C

Other Information

Item 15. Indemnification

Article VIII, Sections 1 and 2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust provides as follows:

Trustees, Officers, etc.

Section 1. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated in any such action, suit or other proceeding to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry) that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

Compromise Payment

Section 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involved such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reasons of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust and that such indemnification would not protect such Person against any liability to the Trust to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or to have been liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

The Trust has also entered into agreements with each of its trustees pursuant to which each of the Funds has agreed to indemnify each Trustee to the maximum extent permitted by applicable law against any liability and expense incurred by the Trustee by reason of the Trustee being or having been a Trustee.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Indemnification for the Registrant’s principal underwriter is provided for in the Underwriting Agreement incorporated herein by reference as Exhibit (e)(1). The Registrant maintains a directors and officers liability insurance policy. In addition, certain officers and the interested trustee are covered by Truist Financial Corporation’s directors and officers liability insurance policy.

Item 16.	Exhibits.

(1)	Amended and Restated Agreement and Declaration of Trust dated August 27, 2025 is incorporated by reference to Post-Effective Amendment No. 159 to the Registration Statement of Registrant on Form N-1A (filed September 24, 2025).

(2)	Amended and Restated Bylaws dated November 19, 2015 is incorporated by reference to Exhibit (b)(1) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

(3)	Not Applicable.

(4)	Form of Agreement and Plan of Reorganization is incorporated by reference to Exhibit 4 to the Registration Statement of the Registrant on Form N-14 (filed January 16, 2026).

(5)	Instruments Defining the Rights of Securities Holders.
(a) Article III; Article V; Article VIII, Section 4; and Article IX, Sections 1, 4, 5, and 7 of the Amended and Restated Agreement and Declaration of Trust are incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 159 to the Registration Statement of the Registrant on Form N-1A (filed September 24, 2025).
(b) Article 9; Article 10, Section 10.6; and Article 11 of the By-laws responsive to this item are incorporated by reference to Exhibit (b)(1) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).

(6)	Investment Advisory Agreements.
(a) ETF Investment Advisory Agreement between the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF and Sterling Capital Short Duration Bond ETF, and Sterling Capital Management LLC, dated December 8, 2025, is incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(7)	Underwriting Contracts.
	(a)	ETF Distribution Agreement among the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and Sterling Capital Management LLC and Sterling Capital Distributors LLC, dated November 21, 2025, is incorporated by reference to Exhibit (e)(5) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

	(b)	ETF Distribution Services Agreement among the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and Sterling Capital Management LLC and Sterling Capital Distributors LLC, dated December 8, 2025, is incorporated by reference to Exhibit (e)(6) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(8)	Not Applicable.

(9)	Custody Agreements.
	(a)	ETF Custody Agreement between Registrant, on behalf of Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and U.S. Bank N.A. dated December, 2025, is incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 163 to the Registration Statement of the Registrant on Form N-1A (filed December 16, 2025).

		i.	Form of Amendment to ETF Custody Agreement is incorporated by reference to Exhibit 9(a)(i) to the Registration Statement of the Registrant on Form N-14 relating to Sterling Capital Enhanced Core Bond ETF (filed January 15, 2026).

(10)	(a)	ETF Distribution and Shareholder Services Plan dated November 19, 2025 between the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and Sterling Capital Distributors, LLC, is incorporated by reference to Exhibit (e)(6) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(11)	Opinion and consent of Ropes & Gray LLP as to the legality of the securities being registered is incorporated by reference to Exhibit 11 to the Registration Statement of the Registrant on Form N-14 (filed January 16, 2026).

(12)	(a)	Opinion and consent of Ropes & Gray LLP as to tax matters with respect to the reorganization of Sterling Capital Ultra Short Bond Fund, filed herewith.

	(b)	Opinion and consent of Ropes & Gray LLP as to tax matters with respect to the reorganization of Sterling Capital Short Duration Bond Fund, filed herewith.

(13)	(a)	Administration Agreement between the Registrant and Sterling Capital Management LLC dated October 1, 2010 is incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 67 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2010).

i.	Amendment to Administration Agreement dated June 29, 2011 is incorporated by reference to Exhibit (h)(1)(i) to Post-Effective Amendment No. 74 to the Registration Statement of the Registrant on Form N-1A (filed June 29, 2011).

ii.	Amendment to Administration Agreement dated November 18, 2011 is incorporated by reference to Exhibit (h)(1)(ii) to Post-Effective Amendment No. 78 to the Registration Statement of the Registrant on Form N-1A (filed January 17, 2012).
iii.	Amendment to Administration Agreement dated July 1, 2012 is incorporated by reference to Exhibit (h)(1)(iii) to Post-Effective Amendment No. 87 to the Registration Statement of the Registrant on Form N-1A (filed September 7, 2012).
iv.	Amendment to Administration Agreement dated November 20, 2012 is incorporated by reference to Exhibit (h)(1)(iv) to Post-Effective Amendment No. 88 to the Registration Statement of the Registrant on Form N-1A (filed November 19, 2012).
v.	Amendment to Administration Agreement dated November 15, 2012 is incorporated by reference to Exhibit (h)(1)(v) to Post-Effective Amendment No. 91 to the Registration Statement of the Registrant on Form N-1A (filed January 30, 2013).
vi.	Amendment to Administration Agreement dated December 12, 2013 is incorporated by reference to Exhibit (h)(1)(vi) to Post-Effective Amendment No. 102 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2014).
vii.	Amendment to Administration Agreement dated November 28, 2014 is incorporated by reference to Exhibit (h)(1)(vii) to Post-Effective Amendment No. 108 to the Registration Statement of the Registrant on Form N-1A (filed January 29, 2015).
viii.	Amendment to Administration Agreement dated August 20, 2015 is incorporated by reference to Exhibit (h)(1)(viii) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).
ix.	Amendment to Administration Agreement dated November 19, 2015 is incorporated by reference to Exhibit (h)(1)(ix) to Post-Effective Amendment No. 116 to the Registration Statement of the Registrant on Form N-1A (filed November 30, 2015).
x.	Amendment to Administration Agreement dated August 25, 2016 is incorporated by reference to Exhibit (h)(1)(x) to Post-Effective Amendment No. 123 to the Registration Statement of the Registrant on Form N-1A (filed September 29, 2016).
xi.	Amendment to Administration Agreement dated February 28, 2018 is incorporated by reference to Exhibit (h)(1)(xi) to Post-Effective Amendment No. 140 to the Registration Statement of the Registrant on Form N-1A (filed November 29, 2018).
xii.	Amendment to Administration Agreement dated November 19, 2025, is incorporated by reference to Exhibit (h)(1)(xii) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(13)	(a)	ETF Unitary Fee Administrative Services Agreement between Registrant, on behalf of Sterling Capital Ultra Short Bond ETF and Sterling Capital Short Duration Bond ETF, and Sterling Capital Management LLC, dated December 8, 2025, is incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(b)	ETF Sub-Administration Agreement between Sterling Capital Management LLC and Ultimus Fund Solutions, LLC, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, dated December 8, 2025, is incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(c)	Master Services Agreement between Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and FilePoint EDGAR Services, LLC, dated December 8, 2025, is incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(d)	ETF Transfer Agent Agreement between the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and U.S. Bancorp Fund Services, LLC, dated December 8, 2025, is incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 163 to the Registration Statement of the Registrant on Form N-1A (filed December 16, 2025).

i.	Form of Amendment to ETF Transfer Agent Agreement is incorporated by reference to Exhibit 13(d)(i) to the Registration Statement of the Registrant on Form N-14 relating to Sterling Capital Enhanced Core Bond ETF (filed January 15, 2026).

(e)	ETF Master Services Agreement between the Registrant, on behalf of Sterling Capital Ultra Short Bond ETF, Sterling Capital Short Duration Bond ETF, Sterling Capital National Municipal Bond ETF, Sterling Capital Multi-Strategy Income ETF, Sterling Capital Hedged Equity Premium Income ETF, and Sterling Capital Enhanced Core Bond ETF, and Ultimus Fund Solutions, dated December 8, 2025, is incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(f)	BlackRock Rule 12d1-4 Fund of Funds Investment Agreement is incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 149 to the Registration Statement of the Registrant on Form N-1A (filed January 28, 2022).

(g)	Form of Authorized Participant Agreement, is incorporated by reference to Exhibit (h)(10) to Post-Effective Amendment No. 162 to the Registration Statement of the Registrant on Form N-1A (filed December 8, 2025).

(14)	Consent of Independent Registered Public Accounting Firm is incorporated by reference to Exhibit 14 to the Registration Statement of the Registrant on Form N-14 (filed January 16, 2026).

(15)	Not applicable.

(16)	Powers of Attorney for James T. Gillepsie, Todd M. Miller, Drew T. Kagan, Laura C. Bingham, Scott A. Haenni, Alan G. Priest, Kimberly R. Storms, and David L. Wedding are incorporated by reference to Exhibit 16 to the Registration Statement of the Registrant on Form N-14 (filed January 16, 2026).

(17)	Not Applicable.

Item 17.	Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 (the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant agrees to file by post-effective amendment an opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable period of time after receipt of such opinion.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, thereunto duly authorized, in the City of Boston, Massachusetts on the 23rd day of April, 2026.

STERLING CAPITAL FUNDS

/s/ James T. Gillespie
*James T. Gillespie President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James T. Gillespie	President and Principal Executive Officer	April 23, 2026
* James T. Gillespie
/s/ Todd M. Miller	Treasurer and Principal Financial Officer (Principal Accounting Officer)	April 23, 2026
* Todd M. Miller

/s/ Drew T. Kagan	Trustee	April 23, 2026
*Drew T. Kagan

/s/ Laura C. Bingham	Trustee	April 23, 2026
*Laura C. Bingham

/s/ Scott A. Haenni	Senior Managing Director and Chief Executive Officer	April 23, 2026
*Scott A. Haenni

/s/ Alan G. Priest	Trustee	April 23, 2026
*Alan G. Priest

/s/ Kimberly R. Storms	Trustee	April 23, 2026
*Kimberly R. Storms

/s/ David L. Wedding	Trustee	April 23, 2026
*David L. Wedding

By:	/s/ Thomas R. Hiller
Thomas R. Hiller

*By Thomas R. Hiller, solely in his capacity as Attorney-in-Fact, pursuant to powers of attorney incorporated by reference herein.

STERLING CAPITAL FUNDS

EXHIBITS INDEX

EXHIBIT NO.	DESCRIPTION
12(a)	Opinion and consent of Ropes & Gray LLP as to tax matters with respect to the reorganization of Sterling Capital Ultra Short Bond Fund.
12(b)	Opinion and consent of Ropes & Gray LLP as to tax matters with respect to the reorganization of Sterling Capital Short Duration Bond Fund.